UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2017



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 25, 2017, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2016. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

> (d) Exhibits
>
>> 99   Conference call script of conversation with analysts on January 25, 2017, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: January 25, 2017

Exhibit 99



MEREDITH CORP.
FISCAL 2017 SECOND QUARTER
INVESTOR CONFERENCE CALL

<u>**Mike Lovell:**</u>

Good morning and thanks everyone for joining us. Our call today will begin with comments from Chairman and Chief Executive Officer Steve Lacy, President and Chief Operating Officer Tom Harty and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line today to assist in the Q&A portion of our call are Local Media Group President Paul Karpowicz and National Media Group President Jon Werther.

An archive of this call will be available later today on our investor website, and a transcript will follow. Our remarks today will include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release that was issued earlier this morning, and in some of our SEC filings. With that, Steve will begin.

<u>**Steve Lacy:**</u>

Thank you very much, Mike, and good morning everyone.

I hope you have had the opportunity to see our news release issued last night announcing affiliation renewals for four of our CBS stations, and our earnings release issued earlier today. I am pleased to report record results for both the second quarter and first half of our fiscal 2017.

- **Earnings per share increased to $1.58 in the quarter.**

- **Excluding special items in both periods, we increased earnings per share 63 percent to $1.30, compared to $0.80 in the prior-year period.** Total company revenues grew by 9 percent and total advertising revenues were up 11 percent, both representing all-time quarterly highs.

- **Results were led by our Local Media Group, which delivered all-time record performance across the board in revenue, operating profit and EBITDA**. This included political-related advertising revenues of $40 million in the quarter, and $56 million for our fiscal first half.

- **Total Company digital advertising revenues grew 16 percent to a fiscal second quarter record.**

- **National Media Group operating profit grew and profit margin expanded, driven by strong growth in digital advertising revenues.** Digital ad revenues grew 16 percent and represented nearly 40 percent of total National Media Group advertising. Total ad revenues were off 2 percent, but were even on a comparable basis.

- **Consumer engagement in key target demographics expanded across Meredith's media**

platforms. Traffic to our digital and mobile sites averaged nearly 90 million monthly unique visitors. Magazine readership remains rock solid at 125 million, and Meredith's television stations delivered a strong November rating book.

- **And finally, we renewed the CBS affiliations in four of our markets including Atlanta, Phoenix, our two largest, as well as Kansas City and Flint, Michigan.** When you combine these affiliation renewals with those completed last April for St. Louis, Hartford and Springfield, we have now secured all seven of our CBS affiliations into the year 2020. I am very pleased with the terms and conditions of these new agreements with CBS.

Now turning to the first six months of our fiscal year, earnings per share were a record $2.33. Excluding special items, EPS was also a record $2.05, up more than 50 percent from the first half of fiscal 2016. Total company revenues grew 7 percent to a record $843 million, and total advertising revenues grew 7 percent to $493 million.

As we enter a new calendar year, I think it's appropriate to step back and review what we accomplished here at Meredith in calendar 2016.

From a financial perspective:

- **We delivered 6 percent growth in total advertising, as ad revenues grew in both our Local and our National Media groups.**

  ◦ In our Local Media Group, 12 percent advertising growth was driven by a very strong political cycle. Between the primaries and the general elections, we generated a record $67 million of political advertising. We also increased net retransmission profit contribution.

  ◦ In our National Media Group, we delivered growth in ad revenues as low-double-digit growth in digital advertising more than offset low-single-digit declines in print. We're very pleased to have reached this 'inflection point' in advertising performance, with digital growth surpassing print declines.

Second, we made enhancements to many of our media brands:

- In our Local Media Group, we increased total news and local entertainment programming to 700 hours weekly as we launched new newscasts in multiple markets, including Atlanta, Phoenix and Portland.

- In our National Media Group, we refreshed several of our brands including Better Homes & Gardens, EatingWell and Family Circle, increasing their appeal to Millennial women. We launched *The Magnolia Journal*, a new quarterly lifestyle magazine from popular television personalities Joanna and Chip Gaines. For our Allrecipes brand, we expanded its social media functionality, increased the ratebase of the Allrecipes magazine to 1.35 million, and launched an Allrecipes-branded national television show airing on the CW Network to over 100 million U.S. television households.

- Our ongoing work to improve the reach, relevance and vibrancy of our media assets continues to strengthen our audience connection. For example, our reach increased to nearly 75 percent of American female Millennials. Our total multi-channel reach among unduplicated American women now stands at an all-time high of 102 million. Our rating performance in our Local Media Group was strong throughout the year, with nine of our stations consistently ranking No. 1 or No. 2 in late news and seven stations ranking No. 1 or 2 in the morning.

Third, as I mentioned earlier, we continued to drive rapid growth across our digital, mobile, video and social platforms.

Finally, we diversified our revenue and profit base by growing non-advertising-related revenues.

- Our Local Media Group delivered significant growth in retransmission revenues by renegotiating rates with MVPDs for a large portion of our subscriber households.

- In our National Media Group, we renewed our industry leading licensing agreement with Walmart, grew our Better Homes & Gardens real estate program with Realogy, and launched new licensing programs for EatingWell, Shape and Allrecipes. We're now ranked as the second largest licensor behind Disney, according to *License!Global* magazine.

Now I'll turn the discussion over to our President and COO, Tom Harty, for more on our fiscal 2017 second quarter performance.

LOCAL MEDIA GROUP OPERATING DISCUSSION

TOM:

Thanks Steve, and good morning everyone. Let's begin our discussion with the strong performance in our Local Media Group.

Fiscal 2017 second quarter operating profit grew 90 percent to $77 million; EBITDA grew 71 percent to $86 million; and EBITDA margin was a robust 47 percent. Revenues increased 31 percent to $183 million.

Total advertising revenues grew 27 percent, driven by record demand for political advertising. Unlike most other broadcasters, we exceeded expectations by delivering $40 million of political advertising revenue in the quarter, and $56 million in the first half of fiscal 2017. Demand was particularly robust in Las Vegas, St. Louis, Phoenix and Kansas City markets, due primarily to very competitive "down-ballot" races.

Due to the strong demand for political advertising, we experienced some crowding-out of non-political ad dollars, particularly in the four heavy political markets. Excluding these markets, non-political advertising revenues were down in the low-single digits.

Digital advertising revenues were up 18 percent compared to the prior period results, as innovative growth strategies continued to drive higher digital sales across our station group.

Other revenues and operating expenses increased compared to the prior-year results, due primarily to growth in retransmission revenues from cable and satellite television operators, partially offset by higher programming fees paid to affiliated networks.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Turning to our National Media Group, fiscal 2017 second quarter operating profit was $34 million, excluding special items. Revenues were $259 million.

Looking more closely at fiscal 2017 second quarter performance compared to the prior-year period:

- Total advertising revenues declined slightly to $135 million. However on a comparable basis excluding *MORE* magazine, total advertising was even with the prior year. This performance was driven by 16 percent growth in digital ad revenues, which offset declines in print advertising.

- Digital advertising revenues accounted for 38 percent of total National Media Group ad revenues. Performance was led by the Allrecipes, Parents and Shape brands.

- Our magazines grew their share of total industry advertising to 13.8 percent from 12.5 percent, according to the most recent data from Publishers Information Bureau. The Family Circle, Allrecipes and EatingWell brands posted strong performance.

- Circulation revenues grew to $67 million. Newsstand performance drove overall circulation revenue growth, led by a strong debut of *The Magnolia Journal,* which Steve referenced earlier.

- Finally, we reduced expenses 3 percent through operational efficiencies, again before special items.

Now I'll turn it to Joe for a look at Companywide financial highlights and details on our outlook.

JOE

Thanks Tom.

As Steve mentioned earlier, calendar 2016 was a very strong year for us. We generated nearly $300 million of operating cash flow, which is an 80 percent increase over the prior-year amount. We also grew our dividend more than 8 percent to $1.98 on an annual basis, which was the 23rd-straight year of increases.

And we remain committed to our Total Shareholder Return financial strategy, key elements include:

1. A current annual dividend of $1.98 a share that we typically revisit in late January or early February each year;

2. A $100 million share repurchase program, with $74 million remaining under current authorizations; and

3. Ongoing strategic investments to scale our business and increase shareholder value over time.

4. The combination of our dividend, share buybacks and stock price appreciation drove a Total Shareholder Return of 45 percent for Meredith shareholders in calendar 2016.

Now turning to fiscal 2017 metrics:

- Cash flow from operations grew to $117 million from $48 million in the prior-year period.

- Our total debt was $674 million and our weighted average interest rate was 2.8 percent, with $400 million of that debt effectively fixed at low rates.

- Our leverage was 1.9 to 1 for the trailing 12 months.

OUTLOOK

As we look at our outlook:

Including special items recorded in fiscal 2017, we expect fiscal 2017 full-year earnings per share to range from $3.78 to $4.08.

Excluding special items recorded in the second quarter, we continue to expect fiscal 2017 full-year earnings per share to range from $3.50 to $3.80, which was what we originally communicated on July 28, 2016.

We expect fiscal 2017 third quarter earnings per share to range from $0.75 to $0.80, with total revenues for each of our Local and National Media Groups expected to be flat to down slightly.

With that, I'll turn it back to Steve to close and then we will open it up for Q&A.

CONCLUSION

Steve:

Thank you very much, Joe.

Let me close with what we continue to believe is a compelling investment thesis for Meredith Corporation. The diverse businesses that we own and operate consistently deliver strong free cash flow.

1. A great group of television stations in large and faster-growing markets.

2. Trusted national brands with an unrivaled reach to American women, particularly our growing reach to the Millennial generation.

3. A profitable and growing digital business.

4. Vibrant and growing brand licensing activities that are based on our very strong National Media brands; and

5. A strong and proven management team with a very successful record of generating growing free cash flow and shareholder value over time.

Finally, as we have consistently stated, we continue to explore opportunities to add attractive print, broadcast and, of course, digital brands to our media portfolio. We have a consistent track record of being very disciplined acquirers. But just like any other public company, we will not comment on market rumors or market speculation.

We're here this morning to discuss our financial results in the quarter and first six months and, of course, our outlook for the rest of fiscal year. I ask that you focus your questions on these topics.

With those remarks, we'd be happy to answer any questions you might have.